Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9

Tel: (604) 689-9663    Fax: (604) 434-1487

INFORMATION CIRCULAR
(As at May 12, 2006, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on June 13, 2006 and at any adjournments unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 510 Burrard Street 3rd Floor, Vancouver British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 900,000,000 shares divided into 700,000,000 without par value (the "shares") and 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, of which as at May 12, 2006, 151,135,991 shares are issued and outstanding.  Persons who are registered shareholders at the close of business on May 12, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, as at the record date, May 12, 2006, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

The Company has an Executive Compensation and Corporate Governance Committee, an Environmental Committee and is required to have an Audit Committee.  Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual is as follows:

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
David Cohen(5) West Vancouver British Columbia, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer, Northern Orion Resources Inc.; 2000-2002, Senior Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.	August 1, 2002	303,606
Robert Cross West Vancouver British Columbia, Canada Chairman of the Board and Director	Non-Executive Chairman of Northern Orion Resources Inc., and Bankers Petroleum Ltd.; 2002-2005, Executive Chairman, Northern Orion Resources Inc.; prior thereto Managing Director of Vencourt Capital Inc.; private investor.	March 13, 2001	27,143
John K. Burns(3)(4)(5) Philadelphia, PA, USA Director	Chairman of Emgold Mining Corporation, Chairman and Chief Executive Officer of Hunter Resource Capital LLC, Director of DDX Energy, and Managing Director of FRM Management LLC.	May 26, 1995	34,936

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
Robert Gayton(3)(4) Vancouver British Columbia, Canada Director	Chartered Accountant, self-employed financial consultant.	June 4, 2004	11,000
Michael Beckett(3)(4)(5) London, U.K. Director	Director of Endeavour Mining Capital Corp.	June 4, 2004	Nil
Richard Knight Melbourne, Victoria, Australia Director

Mining Engineer; Senior Advisor of Inco Limited;  2003-2004, Managing Director, Inco Australia Management Pty Ltd.; and 2000 – 2001, Chief Executive Officer of The Iron Ore Company of Canada, Rio Tinto plc..

		September 26, 2005	Nil

(1)

The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 12, 2006, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

Member of the Audit Committee.

(4)

Member of Executive Compensation and Corporate Governance Committee.

(5)

Member of Environmental Committee.

The term of office of each director expires at the end of the next succeeding annual general meeting.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Robert Cross, a director of the Company, joined the board of Livent Inc. ("Livent") in June 1998.  In connection with management changes brought about by a US based investment group, accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998.  Thereafter, class action suits were filed against Livent and its directors.  Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

Robert Gayton was director/officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Certain directors of the Company are presently directors of other reporting issuers as set out in Schedule "B" hereto.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer,  and the other three most highly compensated executive officers of the Company as at December 31, 2005, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)(8)
David Cohen President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	325,000 297,500 200,000(2)	325,000(1) 297,500(1) 222,750(1)	400,000 400,000 2,800,000	Nil Nil Nil	Nil Nil Nil	422,744 Nil Nil
Robert Cross Chairman of the Board	2005 2004 2003	Nil Nil Nil	Nil 297,500 200,000(2)	162,5003) 297,500(3) 222,750(3)	200,000 400,000 2,800,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)(8)
Pablo Marcet(5) General Manager and President Minera Agua Rica LLC	2005 2004 2003	Nil Nil Nil	172,124 161,362 Nil	174,470(6) 157,793(6) 91,709(6)	200,000 150,000 400,000	Nil Nil Nil	Nil Nil Nil	166,596 Nil Nil
Horng Dih Lee(4) V.P. Finance and Chief Financial Officer	2005 2004 2003	160,000 122,074 Nil	160,000 122,074 Nil	Nil Nil Nil	200,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil	155,544 Nil Nil
Brian Montpellier(7) V.P. Project Development	2005 2004 2003	145,976 Nil Nil	120,000 Nil Nil	Nil Nil Nil	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	83,452 Nil Nil

 (1)

Paid to Maluti Services Ltd., of which Mr. Cohen is a principal.  A further $446,492 in 2005, $351,255 in 2004 and $265,416 in 2003 were paid to Maluti Services Ltd. on account of expenses.

(2)

Bonus of $200,000, $100,000 of which was satisfied by the issuance of 74,074 common shares at a price of $1.35 per share.

(3)

Paid to Garroch Financial Inc., of which Mr. Cross is a principal.  A further $21,133 in 2005, $183,179 in 2004 and $270,511 in 2003 was paid to Garroch Financial Inc. and other private companies of which Mr. Cross is the principal, on account of expenses.

(4)

Mr. Lee was appointed V.P. Finance and Chief Financial Officer in March 2004.

(5)

Mr. Marcet was appointed General Manager and President of Minera Agua Rica LLC, a wholly-owned subsidiary of Northern Orion Resources Inc. in April 2003.

(6)

Paid to Sallent SA and Geo Logic SA, private companies of which Mr. Marcet is a principal.  A further $17,374 in 2005, $13,626 in 2004 and $975 in 2003 was paid to Sallent SA on account of expenses.

(7)

Mr. Montpellier was appointed V.P. Project Development in May 2005 and was paid a signing bonus of $60,000 upon commencement of employment.  Mr. Montpellier is entitled to a further $60,000 one year after commencement of employment.  This amount is included in all other compensation.

(8)

All other compensation for Messrs. Cohen, Marcet and Lee includes contributions to defined contribution pension program set up during 2005 and includes contributions to fund past service costs for 3 years, 2 years and 1 year respectively.

Long Term Incentive Plan (LTIP) Awards

LTIP Awards In Most Recently Completed Financial Year

In 2005, the Company established a ”major event” bonus plan, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to the development of the Agua Rica project or the value of accretive acquisitions) may be awarded to Named Executive Officers.  No cash or non-cash compensation was paid to the Named Executive Officer(s) pursuant to the “major event” bonus plan during the most recently completed financial year.  See “Report on Executive Compensation – Performance Bonus” below for further information.

Options and SARs

Stock Options

Under the stock option plan of the Company (the "Stock Option Plan"), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services ("service providers") for the Company or any entity controlled by the Company.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company.

Effective February 23, 2005, the Company implemented a rolling 10% stock option plan approved by the shareholders at the Company's 2004 annual general meeting.  There are currently 8,000,500 stock options issued and outstanding under the Plan, representing 5.3% of the Company issued and outstanding share capital as at May 12, 2006.  The number of stock options that may be granted and outstanding from time to time shall not exceed 10% of the Company's issued and outstanding share capital at the time of grant. Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, the Company can issue an additional 2,991,898 stock options.  Additional stock options may be granted as additional shares are issued.

The number of shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:  (a) the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; (b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; (c) the issuance pursuant to the exercise of options granted to any one insider and the associates of such Insider within a one-year period of a number of common shares exceeding 5% of the number of the outstanding issue; and (d) the reservation for issue pursuant to options granted to any one participant exceeding 5% of the number of the outstanding issue.  The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant.  Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

The Stock Option Plan must be approved and ratified by shareholders every three years.  The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.  The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.  Options held by an optionee who ceases to be an eligible participant for cause cease to be exercisable on the date of such cessation.  Subject to the provisions of an employment contract, options can otherwise be exercised by the Optionee, subject to vesting, as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be approved by the board of directors of the Company and, if required, the TSX) or, if the Optionee dies, within one year from the date of the Optionee's death.

The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders provided that any amendment, modification or change of the provisions of the Plan which would:

(a)

materially increase the benefits under the Plan;

(b)

increase the number of common shares, other than pursuant to the terms of the Plan, which may be issued pursuant to the exercise of options granted pursuant to the Plan; or

(c)

materially modify the requirements as to eligibility for participation in the Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation and the TSX.

Stock Appreciation Rights

The Company's Stock Option Plan provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan.  A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the common shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the common shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers:

(All amounts stated in Canadian dollars)

NEO Name	Securities Under Options/SARs Granted (#)(3)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
David Cohen	400,000	16.7%	$2.99	$2.99	May 10, 2012
Robert Cross	200,000	8.4%	$2.99	$2.99	May 10, 2012
Horng Dih Lee	200,000	8.4%	$2.99	$2.99	May 10, 2012
Pablo Marcet	200,000	8.4%	$2.99	$2.99	May 10, 2012
Brian Montpellier	400,000	16.7%	$2.99	$2.99	May 10, 2012

(1)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the closing trading price of the common shares of the Company on The Toronto Stock Exchange (the "Exchange") on the last trading day immediately preceding the date of the grant, less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Company and approved by the Exchange.

(2)

Percentage based on total number of options granted to officers, directors and consultants during the last financial year.

(3)

All options in this table are fully vested.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

(All amounts are stated in Canadian dollars)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
David Cohen	N/A	N/A	3,720,000/Nil	$7,697,800/ $0
Robert Cross	N/A	N/A	3,450,000/Nil	$7,377,500/ $0
Horng Dih Lee	N/A	N/A	600,000/Nil	$416,000/ $0
Pablo Marcet	N/A	N/A	600,000/Nil	$1,029,500/ $0
Brian Montpellier	N/A	N/A	400,000/Nil	$320,000/$0

(1)

Based on the closing price on December 30, 2005, the last day of trading in the financial year end.

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.  In 2005, the Company set up a defined contribution pension program which provides pension and life insurance benefits to members of senior management.  The aggregate contributions by the Company to the program was $1,446,758 in 2005 and included past services costs of $990,288.  Administration of the plan, including recordkeeping and trust services, are provided by an outside plan administration firm.  Plan assets are managed by professional fund managers and participating employees may elect to have their contributions invested in a number of mutual fund and other investment vehicles.  Plan funds become distributable as to vested amounts upon retirement age, death or other termination of employment, or upon discontinuance of the plan.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The services of David Cohen are provided pursuant to a management services contract with Maluti Services Ltd. (“Maluti”).  Under the terms of this management contract, Maluti is paid a fee of Cdn.$27,083 per month and is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services rendered to the Company.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Maluti is entitled to elect to receive payment in lieu of 24 months notice.  In the event the Company wishes to terminate the contract other than in the event of a change in control or a change in the majority of the members of the Board, 24 months notice of termination is required.  The current management contract was made reviewed and approved by a committee of independent directors of the Company and was retroactive to January 2005. Maluti is entitled to receive cash bonuses and stock options, and is entitled to participate in the Company’s defined contribution plan for senior management and the “major event” bonus plan as determined by the Board’s Executive Compensation and Corporate Governance Committee.

The services of Pablo Marcet are provided pursuant to management services contracts with Sallent S.A and Geo Logic S.A.  Under the terms of the contracts, Sallent S.A. (the “Sallent Agreement”) is paid a fee of US$8,000 per month and is entitled to reimbursement for out-of-pocket expenses.  Geo Logic S.A. is paid a fee of US$4,000 per month.  The Company may terminate the Sallent Agreement for cause, or without cause on payment of 24 months fees.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Sallent S.A. is entitled to a termination fee equal to the fees payable for 24 months. Sallent S.A. is entitled to receive cash bonuses and stock options, and is entitled to participate in the Company’s defined contribution plan for senior management and the “major event” bonus plan as determined by the Board’s Executive Compensation and Corporate Governance Committee.

The Company has an employment agreement with Horng Dih Lee respecting his employment as Vice-President Finance and Chief Financial Officer of the Company at an annual salary of Cdn.$160,000.    The agreement may be terminated for cause, or without cause by payment of 24 months salary in lieu of notice.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Mr. Lee is entitled to receive a termination fee equal to 24 months salary.

In May 2005, the Company entered into an employment agreement with Mr. Brian Montpellier pursuant to which Mr. Montpellier was appointed Vice-President Project Development of the Company at an annual salary of Cdn.$240,000.  The agreement may be terminated for cause, or without cause by payment of 24 months salary in lieu of notice.  In the event of termination or resignation following a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, Mr. Montpellier is entitled to a termination fee equal to 24 months salary.

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds Cdn.$100,000.

For the purposes of the agreements, a change of control includes transactions which result in new persons possessing more than 50% of the voting power of the Company or any successor company.

Composition of the Compensation Committee

The Executive Compensation and Corporate Governance Committee (the "ECCGC"), on behalf of the board of directors, monitors compensation of executive officers of the Company.  Messrs. John K. Burns, Michael Beckett and Robert Gayton were members of the committee during the year ended December 31, 2005.  All members of the ECCGC are independent directors according to the tests set forth in Multilateral Insrument 52-110 – Audit Committees ("NI52-110").  The ECCGC periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

No member of the ECCGC served as an officer or employee of the Company during the most recently completed financial year.

Report on Executive Compensation

The Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above.  Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the current and prior fiscal years has historically been based upon an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry, with stock options being issued as an incentive for performance.  The shareholders have approved a stock option plan pursuant to which the Board has granted stock options to executive officers.  The stock option plan allows compensation of participants while providing additional incentive to work toward long term Company performance.  The stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

In late 2004, the Company engaged Lane Gurr & Associates, a human resource consulting firm, to provide an independent report (the “Lane Gurr Report”) on executive and director compensation for the mining industry for a fee of Cdn$27,000.  The ECCGC determined the total compensation package of each Named Executive Officer for the year ended December 31, 2005 based on the findings in the Lane Gurr Report.

In December 2005, the Company engaged Mercer Human Resource Consulting for a fee of Cdn$13,500 to provide an independent report (the “Mercer Report”) on executive compensation for mining companies of a similar size to the Company.   The ECCGC determined the total compensation package of each Named Executive Officer for 2006 based on the findings in the Mercer Report.

i)

Base Salary

The ECCGC approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants.  The level of base salary for each executive officer has been determined using a subjective assessment of each individual’s performance, experience and other factors which the ECCGC believes to be relevant, including prevailing industry demand for individuals having comparable skills and performing similar duties, and the compensation the individual could reasonably expect to receive from a competitor.  Generally, the base salaries of the Company’s Named Executive Officers are established with reference to the 75th percentile of the range of compensation for executive officers of comparable companies.

ii)

Performance Bonus

The Company paid a bonus in 2005 of Cdn.$325,000 to the President and CEO, Cdn.$160,000 to the V.P. Finance and CFO, Cdn.$120,000 to the V.P. Project Development, and Cdn.$174,470 to the General Manager of Minera Agua Rica LLC.  The decision to award the bonuses was primarily based on the profitability of the Company and the achievement of certain pre-determined benchmarks, including the initiation of the development phase of the Company’s 100% owned Agua Rica project.  The ECCGC does not set benchmarks based on share price performance.  The determination of the amount of bonus awarded was based on comparisons with bonuses awarded by other natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.  The performance bonuses were established taking into account the range of bonuses for executive officers of comparable companies for similar achievements.

In 2005, on the recommendation of the ECCGC, the directors approved the establishment of a "major event" bonus plan.  The plan describes parameters for the award of bonuses based on certain milestones which include a time element.  Milestones are divided into two broad categories: those related to the development of the Agua Rica project, and those related to accretive acquisitions.  Bonuses may be awarded, in the sole discretion of the Board, based on recommendations of the ECCGC, for the achievement of milestones that the ECCGC has determined can reasonably be expected to have a positive impact on the value of the Company to shareholders, and based on the contribution of the recipient to achieving the milestone.  Milestones related to the Agua Rica project include a time element.  Those eligible for consideration under the plan include full-time senior officers, employees and consultants of the Company and its affiliates.

iii)

Stock Options

The Company's Stock Option Plan is administered by the Board of Directors based, in part, upon recommendations of the ECCGC.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The ECCGC considers stock option grants when reviewing executive officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the ECCGC, the key employees and service providers to whom grants are to be made and determines the terms and conditions of the options forming part of such grants.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any financial year is limited to a percentage of the Company’s outstanding shares under the terms of the Stock Option Plan and that percentage cannot be increased without shareholder approval.  Stock options have up to a ten-year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant.  Generally, a holder of stock options must be a director, an officer, employee or service provider of the Company, a subsidiary or an affiliate.

iv)

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.  The Chief Executive Officer is also entitled to participate in the “major event” bonus plan established by the ECCGC.

The base salary of the Chief Executive Officer is established with reference to the upper end of the range of compensation for CEO's of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

v)

Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment.  (See "Termination of Employment, Changes in Responsibility and Employment Contracts" above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.  In addition, in 2005, the Company set up a defined contribution pension program which provides pension and life insurance benefits to members of senior management.

This Report of Executive Compensation was prepared on behalf of the Executive Compensation and Corporate Governance Committee: John King Burns, chair, Michael Beckett and Robert Gayton.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year, or subsequently, up to and including the date of this information circular, except as follows:

The Company has a formalized stock option plan pursuant to which incentive stock options may be granted to Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

As of June 4, 2004, independent directors were each entitled to an annual stipend of US$10,000 and a per diem rate of US$1,000 for board meetings and for committee meetings attended.  Independent directors who acted as chairman of a committee were entitled to an additional annual stipend of US$5,000 per chair.  Effective July 1, 2005, independent directors are each paid an annual fee of Cdn. $50,000 and all other fees described above were eliminated.  During the year ended December 31, 2005, Cdn$46,203 was paid to Mr. Beckett, Cdn$49,295 was paid to Mr. Burns, Cdn$48,626 was paid to Mr. Gayton and Cdn$12,021 was paid to Mr. Knight for directors’ fees incurred in 2005.

Except as otherwise disclosed herein, the Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  The Company granted 600,000 options to purchase securities of the Company during the most recently completed financial year to the directors of the Company other than the Named Executive Officers.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted(1) (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price(2) ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Michael Beckett	100,000	4.2%	$2.99	$2.99	May 10, 2005	May 10, 2012
John K. Burns	100,000	4.2%	$2.99	$2.99	May 10, 2005	May 10, 2012
Robert Gayton	100,000	4.2%	$2.99	$2.99	May 10, 2005	May 10, 2012
Richard Knight	300,000	12.5%	$3.25	$3.25	September 26, 2005	September 26, 2012

Notes:

(1)

The options generally become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, or such other price as may be agreed to by the Company and approved by such stock exchange.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index.  The trading data is as reported by the TSX.  The value of each year represents the closing price as of December 31 of that year.

Indexed Cumulative Return

	2001	2002	2003	2004	2005

Northern Orion Resources Inc.	100.00	187.50	770.00	872.50	947.50
S&P/TSX Composite Index	100.00	86.83	106.92	120.27	146.61

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 2001 - December 31, 2005

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of May 12, 2006 with respect to compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	65,589,411	$3.12	7,113,099(1)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	65,589,411	$3.12	7,113,099(1)

(1)

10% of the Company's outstanding issue as at the record date less options outstanding as at the record date.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.  Deloitte & Touche LLP was first appointed as the Company’s auditors effective May 16, 2003.

MANAGEMENT CONTRACTS

Management contracts with respect to the services of Mr. Cohen and Mr. Marcet are described under "Termination of Employment, Change in Responsibilities and Employment Contracts".  Except as

otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

AUDIT COMMITTEE CHARTER

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities.  A copy of this charter and the disclosure required by NI52-110 is contained in the Company's Annual Information Form for the year ended December 31, 2005 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 689-9663 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-201 establishes recommended corporate governance guidelines for all public companies and National Instrument 58-101F1 prescribes certain disclosure of the Company's corporate governance practices relative to the recommendations.  The TSX has published for discussion suggested additional voluntary disclosure relative to the NI 58-201 guidelines.  The Company has reviewed the draft suggestions and has determined that the nature and extent of the suggested additional disclosure is too preliminary as at the date of this information circular, to be addressed.  The ECCGC of the Board will continue to review the draft suggestions relative to the Company's corporate governance practices and policies in the ensuing year.

Independence of Members of Board

The Company's Board consists of six (6) directors, four (4) of whom are independent based upon the tests for independence set forth in NI52-110.  John K. Burns, Robert Gayton, Michael Beckett and Richard Knight are independent.  David Cohen is not independent as he is the President and Chief Executive Officer of the Company.  Robert Cross is not independent as he has served, within the past three years, as Executive Chairman of the Board.

Management Supervision by Board

The Chief Executive Officer, Chief Financial Officer, and V.P. Project Development report upon the operations of the Company, directly to the independent directors of the Board on a quarterly basis or at such times as the directors deem necessary.  The independent directors hold meetings without the presence of non-independent directors when matters arise that require their independent approval.  During the year ended December 31, 2005, two such meetings were held.  The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present.  The Company's auditors, legal counsel and certain employees may be invited to attend.  The audit committee is composed entirely of independent directors who meet with the Company's auditors without management in attendance.  The independent directors exercise their responsibilities for independent oversight of management through the fully independent ECCGC and the appointment of a Lead Director.  Mr. Burns was Lead Director until August 10, 2005, at which time Mr. Beckett assumed the role of Lead Director.  The independent directors also have regular and full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule B to this Information Circular.

Attendance of Board and Committee Members

The following table summarizes the attendance of Board and Committee members during the year ended December 31, 2005.

Directors	Board of Directors Meetings(1)	Audit Committee Meetings Attended	Executive Compensation & Corporate Governance Committee Meetings	Meetings of Independent Directors
	(8)	(4)	(5)	(2)
Robert Cross	8/8	--	--	--
David Cohen	8/8	--	--	--
Robert Gayton	8/8	4/4	5/5	2/2
John Burns	7/8	4/4	5/5	2/2
Michael Beckett	6/8	3/4	4/5	2/2
Richard Knight(2)	1/1	--	--	--

(1)  Includes both regularly scheduled and additional meetings.

(2)  Mr. Knight joined the Board of Directors on September 26, 2005.

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Schedule "A" to this Information Circular.

Position Descriptions

The Board has adopted a position description for the Lead Director of the Board and for the Audit Committee Chairman.  Specific position descriptions have not been adopted for the chairs of its other committees as the Board is of the view that the charters of the respective committees are sufficiently specific that no separate description is necessary.

The Board does not have a written position description for the Chief Executive Officer.  However, the Board delineates the role of the CEO through industry norms and past practice and through reference to the terms of his contract.  The CEO is responsible for carrying out all strategic plans and policies as established by the Board.  The CEO is required to report to the Board and advise and make recommendations to the Board.  The CEO also facilitates communications between the Board and other members of management, employees and shareholders.

Orientation and Continuing Education

While the Company does not have a formal orientation and training program, new Board members are provided with:

1.

 information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company; and

3.

access to management; and

4.

access to legal counsel to the Company in the event of any questions or matters relating to the Board member's corporate and securities responsibilities.

Board members are encouraged to communicate with management, legal counsel and, where applicable auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board adopted a Code of Ethics for Directors, Officers and Employees (the "Code") on August 10, 2005.  The Code is posted under “Corporate Governance” on the Company’s website at www.northernorion.com and under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the ECCGC.  Compliance with the Code is monitored primarily through the reporting process within the Company's organizational structure.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.  The Code imposes a similar disclosure requirement on all non-director representatives of the Company and requires such persons to report such conflict to the executive officer to whom that person reports in the course of his employment responsibilities, or, in the case of a senior executive officer, to the ECCGC and to fully inform such person or the committee, as applicable, of the facts and circumstances related to the conflict or potential conflict.  The representative is prohibited from taking any further action in respect of the matter or transaction giving rise to such conflict or potential conflict unless and until he is authorized to do so by his reporting officer, or the ECCGC.

Nomination of Directors

The independent ECCGC has responsibility for developing qualification criteria for Board membership and identifying potential Board candidates in accordance with established criteria. The Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mining industry are consulted for possible candidates. The Board has adopted a written charter for the ECCGC that sets forth the responsibilities of the Committee with respect to director nominations, which include considering what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision-making and assessing the same on a periodic basis, making recommendations to the Board with respect to filling vacancies, evaluating the performance of individual directors and making recommendations as to their further nomination, reviewing proposed shareholder nominees, making recommendations to the Board regarding resignations of directors and supervising and advising on succession planning strategies of management. The Committee has the power to retain outside advisors as it considers necessary for the proper functioning of the committee, at the Company's expense.  The Committee meets at least twice annually and otherwise as requested by the Board or considered desirable by the Chair of the committee.

Compensation

The ECCGC has responsibility for determining compensation for the directors and senior management.  See "Report on Executive Compensation" above.

The ECCGC written charter sets forth the responsibilities, powers and operations of the Committee with respect to compensation matters, which include:  annually reviewing the Company's philosophy regarding executive compensation, including the relationship between executive officer compensation and corporate performance and returns to shareholders, determining the qualitative and quantitative measures of corporate performance to be used in evaluation of executive compensation, reviewing the Company's competitive position with respect to the principal components of the Company's executive compensation programs, reviewing the adequacy and form of the compensation programs for each executive officer and making recommendations to the Board, reviewing the Company's compensation plans, arrangements and awards for all employees, reviewing directors compensation relative to responsibilities and risks, and preparation of reports on executive compensation as required under applicable corporate and securities legislation and stock exchange policies.

Environmental Committee

The Environmental Committee is presently composed of three (3) members:  Michael Beckett, David Cohen and John K. Burns.  The Environmental Committee assists the Board in its oversight responsibilities relating to the development, review, and evaluation of the Company’s environmental, health and safety objectives, and the monitoring of compliance with applicable environmental, health and safety laws and regulations.  The Environmental Committee meets on an ad-hoc basis as required.  During 2005, there were no formal meetings held.  However, the Committee developed an Environmental Management Policy which sets out an environmental strategy for the Company’s Agua Rica project.  This policy was approved by the Board on August 10, 2005.

Other Committees

The Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

Until 2006, the Board had not conducted a formal assessment of its committees and individual directors as to their effectiveness and contribution.  However, it has met informally, at such times as it deems appropriate, to review the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, composition of personnel or responsibilities are warranted.  As part of these informal review sessions, the Board and its committees conduct informal surveys of its directors and may review their respective mandate or charter and applicable corporate policies.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF DIRECTORS

The content and sending of this Information Circular has been approved by the directors of the Company.

DATED:

May 12, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"David Cohen" David Cohen, President and Chief Executive Officer

-

Schedule "A" to the Information Circular
of NORTHERN ORION RESOURCES INC.

BOARD OF DIRECTORS MANDATE

I.

Board’s Purpose

Northern Orion Resources Inc. is committed to high standards of corporate governance and the Board of Directors is committed to promoting a culture of integrity among management and, with the assistance of management, throughout the Company.

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

II.

Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board is responsible for developing and approving, in consultation with management, the Company's business objectives and goals, the strategic plans arising therefrom, and for monitoring subsequent performance against such objectives and plans.  The Board is also responsible for identifying the principal risks associated with the Company's business, developing a strategic plan that takes into account the opportunities and risks and for the implementation of systems for managing the identified risks.

As part of its strategic planning process, strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at other meetings specifically called for this purpose.  The Board receives regular reports from management on the Company's operations, budget, exploration and development and risk management programs, meets with management on a regular basis, and reviews business opportunities presented by management in the context of the Company's strategic plan.

The Board is responsible for selecting senior management personnel and  reviewing and assessing their performance and integrity, supervising the development and implementation of corporate governance policies, practices and procedures that are appropriate for the Company given its stage of development, supervising the development and implementation of policies and procedures related to the Company’s internal control, and management information systems and for assessing and monitoring compliance with such policies and procedures; succession planning, both for the Board and for senior management.

The Board has developed a communications policy for the Company and is responsible for reviewing and assessing the effectiveness of such policy, together with all of the Company's corporate governance polices and practices, on a regular basis

III.

Specific Responsibilities and Duties

The Board’s mandate includes the following specific duties and responsibilities:

1.

Reviewing/approving any proposed changes to the Company’s memorandum or articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving any distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO

7.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

8.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

9.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

 10.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

11.

Arranging formal orientation programs for new directors, where appropriate.

12.

Establishing measures for receiving feedback from shareholders.

IV.

Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as independent directors in accordance with the independence standards set forth in Multilateral Instrument 52-110 of the Canadian Securities Regulators ("MI 52-110").  The Board of Directors is presently composed of six (6) members.

In determining whether a particular Director is "independent”, the Board of Directors shall examine the factual circumstances of each Director.  When assessing whether a Director has a 'material relationship' with the Company that could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment, the Board shall have regard to circumstances which are presumed to constitute a 'material relationship' under MI 52-110 and, beyond such circumstances, the test of whether a relationship or business interest is 'material' will be based on the nature, circumstances, and activities of a director.

V.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  Reasonable notice shall not be less than 48 hours.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, best efforts shall be made to provide Directors with the agenda and materials about 5 business days, and no less than 48 hours, ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;
Setting the date and time of the next meeting; and
Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

VI.

Lead Director

The Board shall designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

This Board of Directors Mandate was amended by the Board of Directors of Northern Orion Resources Inc. on the 10th day of May, 2006.

Schedule "B" to the Information Circular
of NORTHERN ORION RESOURCES INC.

Name of Director	Name of Other Reporting Issuer
David Cohen	Newport Exploration Ltd.
Eastern Platinum Ltd.
Spur Ventures Inc.
Transeuro Energy Corp.
Robert Cross	Segue Resources Ltd.
Bema Gold Corporation
Bankers Petroleum Corp.
UrAsia Energy Ltd.
John K. Burns	Emgold Mining Corp.
Robert Gayton	Bema Gold Corporation
Bravo Venture Group Inc.
Canadian Zinc Corporation
Doublestar Resources Ltd.
Intrinsyc Software Inc.
Minco Mining & Metals Corp.
Nevsun Resources Ltd.
Quaterra Resources Inc.
Fortune River Resources Corp.
Southern Silver Exploration Corporation
Western Silver Corporation
Michael Beckett	Endeavour Mining Capital Corp. Coalcorp Mining Inc. Medoro Resources Inc.
Richard Knight	None